NEWS RELEASE

New York - AG	April 16, 2024
Toronto - FR
Frankfurt - FMV

First Majestic Produces 5.2 Million AgEq Oz in Q1 2024

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the first quarter of 2024 from the Company's three producing mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached 5.2 million silver equivalent ("AgEq") ounces, consisting of 2.0 million silver ounces and 35,936 gold ounces. The Company's financial results for the first quarter of 2024 are scheduled to be released on Wednesday, May 8, 2024.

Q1 2024 HIGHLIGHTS

• Record safety performance: In Q1 2024, the consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 0.48 and the Lost Time Incident Frequency Rate ("LTIFR") was 0.08, an improvement of 53% and 79% compared to the prior quarter, respectively. In support of ongoing strong safety performance and culture, the Company's Silver Helmet Award was issued to the La Encantada Silver Mine for exceptional health and safety leadership.

• Total Production: The Company produced 5.2 million AgEq ounces consisting of 2.0 million ounces of silver and 35,936 ounces of gold, aligned to its 2024 guidance production plan.

• La Encantada: During March, the Company successfully identified and developed a significant new water source and is in the process of increasing water inventory levels and processing rates at the plant. Plant ore throughput rates are expected to return to targeted levels of approximately 3,000 tonnes per day ("tpd") by Q3 2024.

• Santa Elena continues strong production: Produced 2.3 million AgEq ounces, on track with the 2024 guidance production plan.

• ESG Performance: Received 2023 S&P Global Corporate Sustainability Assessment score, which placed First Majestic above the average performance for the Metals & Mining industry.

• 17 Active Drill Rigs: The Company completed a total of 36,274 metres of drilling across its mines in Mexico during the first quarter, representing an increase of 10% and 15% over Q4 and Q3 2023, respectively. Throughout the quarter, up to seventeen drill rigs were active consisting of eleven rigs at San Dimas, and six rigs at Santa Elena.

"Q1 represented a strong start to 2024 from a safety and production stance, with continued strong production from Santa Elena and an encouraging outlook for La Encantada" said Keith Neumeyer, President & CEO. "I am proud of the safety performance that we are achieving across our operations while delivering on our production plans. Santa Elena continues to exceed our expectations with another quarter of robust production. At La Encantada, our teams have been working diligently on sourcing additional water since June last year, and we are thrilled to have identified a new water source that is expected to put the operation back to budgeted throughput and production rates by Q3".

Production Details Table:

Q1	Q1	Q/Q		Q4	Q/Q
2024	2023	Change	Consolidated Production Results	2023	Change
588,651	845,868	(30)%	Ore processed/tonnes milled	652,731	(10)%
5,162,283	7,627,105	(32)%	Total production - Silver equivalent ounces	6,640,550	(22)%
1,975,176	2,543,059	(22)%	Silver ounces produced	2,612,416	(24)%
35,936	60,594	(41)%	Gold ounces produced	46,585	(23)%

Quarterly Mine-by-Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	178,957	1,967	220	2.45	92%	96%	1,163,792	13,543	2,364,875
Santa Elena	224,394	2,466	72	3.16	69%	95%	355,205	21,713	2,280,739
La Encantada	185,298	2,036	123	0.01	62%	90%	456,179	33	459,110
Jerritt Canyon*	N/A	N/A	N/A	N/A	N/A	N/A	N/A	647	57,559

*Jerritt Canyon was placed on temporary suspension in March 2023, in-circuit recovery efforts performed in Q1 2024 resulted in production of 647 gold ounces.
- Certain amounts shown may not add exactly to the total amount due to rounding differences.

- The Ag:Au ratio used in the calculation of silver equivalent ounces was 88.7:1

San Dimas Silver/Gold Mine:

• San Dimas produced 2,364,875 AgEq ounces during the quarter consisting of 1,163,792 ounces of silver and 13,543 ounces of gold. Silver and gold production decreased by 23% and 27%, respectively, when compared to the prior quarter primarily due to a decrease in ore processed and silver and gold grades. These reductions were caused by the transition into lower grade areas of the Central and Graben blocks. Management anticipates improvement in grades and throughput throughout the year and consistent with the Company's 2024 guidance plan.

• The mill processed a total of 178,957 tonnes of ore with average silver and gold grades of 220 g/t and 2.45 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 92% and 96%, respectively.

• The Central Block and Sinaloa Graben areas contributed approximately 84% and 16%, respectively, of the total production during the quarter.

• During the quarter, a total of eleven drill rigs, consisting of two surface rigs and nine underground rigs, completed 26,363 metres of drilling on the property, representing a 6% increase when compared to the prior quarter.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,280,739 AgEq ounces, consisting of 355,205 ounces of silver and 21,713 ounces of gold. Silver and gold production is tracking to the Company's 2024 guidance production plan.

• The mill processed a total of 224,394 tonnes of ore, containing average silver and gold head grades of 72 g/t and 3.16 g/t, respectively.

• Silver and gold recoveries averaged 69% and 95%, respectively, during the quarter.

• During the quarter, six drill rigs, consisting of four surface rigs and two underground rigs, completed 9,911 metres of drilling on the property, representing a 25% increase when compared to the prior quarter.

La Encantada Silver Mine:

• Throughout Q1 2024, and as reflected in the Company's 2024 guidance, La Encantada was impacted by limited water supply to the mill, mainly driven by severe drought conditions in 2023 which impacted the existing water wells in the area. Since June 2023, the Company drilled a total of five exploration and production holes in an effort to source additional water. The most recent hole (G11) has identified a significant water resource, and the Company is in the process of increasing water inventory levels and processing rates at the plant. First Majestic anticipates improved ore throughput rates in Q2 and reaching historic levels in Q3.

• During the quarter, La Encantada produced 456,179 ounces of silver, representing a 12% decrease compared to the prior quarter primarily due to a decrease in ore processed and silver recovery.

• The mill processed a total of 185,298 tonnes of ore with an average silver grade of 123 g/t and silver recovery of 62%, representing a 11% increase and 12% decrease, respectively. Stope production from the new Beca Zone has contributed 26,910 tonnes with average silver grades of 106 g/t.

Q1 2024 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its first quarter 2024 unaudited financial results and announce details regarding its first quarter dividend payment on May 8, 2024.

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward‐looking information" and "forward‐looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this press release include, but are not limited to, statements with respect to: increasing water inventory and processing rates; improvement in grades and throughout rates; timing for the release of the Company's Q1 2024 unaudited financial results; timing for the payment of the Company's next quarterly dividend. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; availability of sufficient water for operating purposes; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business ‐ Risk Factors" in the Company's most recent AIF, available on SEDAR+ at www.sedarplus.ca, and Form 40‐F available on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.